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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49984

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SVG North America Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Boston Place, Suite #3875
(No. and Street)

Boston (City) MA (State) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marc Bonavitacola 617-292-2556
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City), MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/5

AB 3/16

OATH OR AFFIRMATION

I, Marc Bonavitacola, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SVG North America Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

01-26-2011

Signature

President

Title

PAUL EVENS
Notary Public
Commonwealth of Massachusetts
My Commission Expires February

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. included in Auditor's Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SVG North America Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2010

Contents

Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116

Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

ERNST & YOUNG

Report of Independent Registered Public Accounting Firm

The Board of Directors
SVG North America Inc.

We have audited the accompanying statement of financial condition of SVG North America Inc. (the Company) as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SVG North America Inc. at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

ERNST & YOUNG LLP

February 23, 2011

SVG North America Inc.

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	123,919
Receivable due from SVGL		103,667
Prepaid assets		2,556
Total assets	$	230,142
Liabilities and stockholder's equity		
Accrued expenses	$	29,500
Total liabilities		29,500
Stockholder's equity:		
Common stock (3,000 shares authorized, issued, and outstanding, $1 par value)		3,000
Treasury stock (2,750 shares, $1 par value)		(2,750)
Additional paid-in capital		24,750
Retained earnings		175,642
Total stockholder's equity		200,642
Total liabilities and stockholder's equity	$	230,142

See accompanying notes.

SVG North America Inc.

Statement of Income

Year Ended December 31, 2010

Revenue:	
Marketing fee from SVGL	$ 406,962
Other income from SVGL	18,000
Interest income	876
Total revenue	425,838
Expenses:	
Management fee to SVGI	360,000
Audit, accounting and tax	34,632
Regulatory fees	1,744
Professional fees	10,586
Total expenses	406,962
Net income before income tax expense	18,876
Income tax expense	4,689
Net income	$ 14,187

See accompanying notes.

SVG North America Inc.

Statement of Changes in Stockholder's Equity

	Common Stock		Treasury Stock		Additional Paid-In	Retained	
	Shares	Amount	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2010	3,000	$ 3,000	2,750	$ (2,750)	$ 24,750	$ 161,455	$ 186,455
Net income	–	–	–	–	–	14,187	14,187
Balance at December 31, 2010	3,000	$ 3,000	2,750	$ (2,750)	$ 24,750	$ 175,642	$ 200,642

See accompanying notes.

SVG North America Inc.

Statement of Cash Flows

Year Ended December 31, 2010

Operating activities	
Net income	$ 14,187
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable due from SVGL	1,625
Increase in prepaid assets	(661)
Increase in accrued expenses	1,920
Net cash provided by operating activities	17,071
Investing activities	
Proceeds from certificate of deposit	14,561
Cash provided by investing activities	14,561
Net increase in cash and cash equivalents	31,632
Cash and cash equivalents at beginning of year	92,287
Cash and cash equivalents at end of year	$ 123,919
Supplemental disclosure of cash flow information	
Cash paid during the year for income taxes	$ –

See accompanying notes.

SVG North America Inc.

Notes to Financial Statements

December 31, 2010

1. Organization and Nature of Business

SVG North America Inc. (the Company) was incorporated on September 16, 1996 under the laws of Delaware, U.S.A. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company provides services under a marketing agreement, effective January 1, 2008, to its immediate parent, SVG Advisers Ltd. (SVGL). As the Company has no employees, SVG Advisers Inc. (SVGI), an affiliate, provides accounting, marketing, and administrative services to the Company for a fee of $30,000 per month. The Company's ultimate parent is SVG Capital plc, which is publicly listed in the United Kingdom.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company recognizes revenue as the services are performed under the marketing agreement with SVGL.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

To improve comparability in the reporting of income tax assets and liabilities in the absence of guidance in existing income tax accounting standards, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109* (codified as ASC 740-10). Generally, this Interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with existing income tax accounting standards, and prescribes certain thresholds and attributes for the financial statement recognition and measurement of tax positions taken, or expected to be taken, in a tax return. The provisions of the Interpretation were applied and did not have a material impact on the Company's financial position or results of operations.

3. Income Taxes

Current income tax expense consisted of the following for the year ended December 31, 2010:

Federal	$	2,504
State		2,185
Total income tax expense	$	4,689

The Company has no deferred tax assets or tax liabilities.

The Company files tax returns in the U.S. federal jurisdiction as well as in the Commonwealth of Massachusetts. The earliest tax year open to examination is 2007.

4. Related Party Transactions

The marketing fee and other income from SVGL, totaling $424,962, represents a reimbursement of 100% of cash expenses, excluding income taxes, incurred in connection with providing services performed under a marketing agreement with SVGL, plus a mark-up. This is the Company's sole source of revenue with the exception of interest income. At December 31, 2010, the amount receivable from SVGL related to this income was $103,667.

SVGI provides accounting, marketing, and administrative services to the Company for a fee of $30,000 per month.

On February 8, 2006, the Company authorized the purchase of a certificate of deposit in the amount of $43,682 to be pledged as collateral for a letter of credit to be used in lieu of a security deposit for the SVGI former sublease. The Company acted as a co-borrower with SVGI for this letter of credit that had an interest rate of 3.5%. The minimum amount required as a security deposit reduced over time, but would remain in force until the lease expiration date of December 31, 2010. The Company retained all interest income earned from the certificate of deposit. The sublease terminated prematurely on February 28, 2009 due to the bankruptcy of the sublandlord. The letter of credit was not renewed in February 2010. At December 31, 2010, the certificate of deposit had been reduced to zero.

On December 29, 2009, the Company paid a special dividend in the amount of $100,000 to its immediate parent, SVGL.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $94,419, which was $89,419 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .31 to 1.

6. Subsequent Events

Management evaluated subsequent events through February 23, 2011, the date the financial statements were available to be issued.

Supplemental Information

Schedule I

SVG North America Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2010

Computation of net capital		
Total stockholder's equity	$	200,642
Deductions:		
Total non-allowable assets from statement of financial condition		106,223
Net capital	$	94,419
Computation of excess net capital		
Net capital requirement	$	5,000
Net capital as calculated above		94,419
Excess net capital	$	89,419
Computation of aggregate indebtedness		
Aggregate indebtedness – per statement of financial condition	$	29,500
Ratio of aggregate indebtedness to net capital		.31 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2010 Part IIA FOCUS filing.

Schedule II

SVG North America Inc.

Statement Regarding Rule 15c3-3

December 31, 2010

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that Rule.

Supplementary Report

Ernst & Young
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
Tel: +1 617 266 2000
Fax: +1 617 266 5843
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1)

Board of Directors
SVG North America Inc.

In planning and performing our audit of the financial statements of SVG North America Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ernst & Young

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, detect, and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs, and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 23, 2011

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

SVG North America Inc.
Year Ended December 31, 2010
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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